SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*
SEVEN STARS CLOUD GROUP, INC.

(Name of Issuer)
Common stock, par value $0.001 per share

(Title of Class of Securities)
98741R108

(CUSIP Number)
July 3, 2018

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98741R108	Page 2 of 6 pages

1	Name of Reporting Person Advantech Capital Investment II Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)

	6	Shared Voting Power

	7	Sole Dispositive Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 8.3% (See Item 4)(1)

12	Type of Reporting Person PN

____________
(1)
Based on 79,330,963 shares outstanding of the issuer’s common stock upon conversion of the convertible bond described in Item 4, consisting of (i) 72,737,556 shares of common stock outstanding as of May 9, 2018 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2018, and (ii) 6,593,407 shares of common stock issuable upon conversion of the convertible bond.

CUSIP No. 98741R108	Page 3 of 6 pages

1	Name of Reporting Person Advantech Capital Partners II Ltd.(1)

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)

	6	Shared Voting Power

	7	Sole Dispositive Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 8.3% (See Item 4) (2)

12	Type of Reporting Person PN

____________
(1)
Advantech Capital Investment II Limited is the record owner of the convertible bond described in Item 4. By virtue of being the general partner of Advantech Capital Investment II Limited, Advantech Capital Partners II Ltd. may be deemed to have sole voting and dispositive power with respect to these shares of convertible stock following conversion of the convertible bond.

(2)
Based on 79,330,963 shares outstanding of the issuer’s common stock upon conversion of the convertible bond described in Item 4, consisting of (i) 72,737,556 shares of common stock outstanding as of May 9, 2018 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2018, and (ii) 6,593,407 shares of common stock issuable upon conversion of the convertible bond.

CUSIP No. 98741R108	Page 4 of 6 pages

Item 1(a).	Name of Issuer: Seven Stars Cloud Group Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: No.4 Drive-in Movie Theater Park, No. 21 Liangmaqiao Road, Chaoyang District, Beijing, People of Republic of China, 100125
Item 2(a).
Name of Person Filing:
 Advantech Capital Investment II Limited and Advantech Capital Partners II Ltd. (collectively, the “Reporting Persons”).

The securities reported herein are held by Advantech Capital Investment II Limited. Advantech Capital Partners II Ltd. is the general partner of Advantech Capital Investment II Limited.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit I.

Item 2(b).
Address of Principal Business Office or, if none, Residence:
Advantech Capital Investment II Limited
 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands
Advantech Capital Partners II Ltd.
 DMS House, 20 Genesis Close, George Town, Grand Cayman KY1-1103, Cayman Islands

Item 2(c).	Citizenship: Advantech Capital Investment II Limited - Cayman Islands Advantech Capital Partners II Ltd. - Cayman Islands
Item 2(d).	Title of Class of Securities: Common stock, par value $0.001 per share
Item 2(e).	CUSIP Number: 98741R108
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable
Item 4.
Ownership:

The information required by Items 4(a) – (c), as of immediately following the acquisition of a convertible bond on July 3, 2018, is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 72,737,556 shares of common stock issued and outstanding as of May 9, 2018, and assumes the conversion of the convertible bond.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

CUSIP No. 98741R108	Page 5 of 6 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No. 98741R108	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2018
Advantech Capital Investment II Limited

By:	/s/Wong Kok Wai
Name:	Wong Kok Wai
Title:	Director

Advantech Capital Partners II Ltd.

By:	/s/Wong Kok Wai
Name:	Wong Kok Wai
Title:	Director